Exhibit 12.1

AMERICA MOVIL, S. A. DE C. V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		Year ended December 31, (1)
		1999	2000	2001	2002	2003
	Mexican GAAP:

	Income before income tax and employee profit sharing	6,073,545	5,492,741	6,432,794	12,227,419	19,038,531

Plus:	Fixed charges:
	Interest expense	185,485	1,227,614	1,145,021	2,496,374	3,775,366

	Earnings under Mexican GAAP	6,259,030	6,720,356	7,577,815	14,723,793	22,813,897

	Mexican GAAP:
Less:	Employee profit sharing	131,465	186,728	209,677	202,304	247,938

Plus:	U.S. GAAP:
	Total U.S. GAAP adjustments, net	(1,870,169)	(1,225,473)	463,910	1,393,173	(484,591)
Less:	Deferred income tax	(1,690,477)	48,435	323,603	(604,007)	(1,368,770)
Less:	Interest capitalized during the period	128,071	343,167	428,794	66,147
Less:	Depreciation of capitalized interest	(42,585)	(57,015)	(97,673)	(148,415)	(149,955)

	U.S. GAAP adjustments without deferred income tax and capitalized interest	(265,178)	(1,560,060)	(190,814)	2,079,448	1,034,134

	Earnings under U.S. GAAP	5,862,387	4,973,568	7,177,324	16,600,937	23,600,093

	Fixed charges:
	Interest expense under U.S. GAAP	57,413	884,447	716,227	2,430,227	3,775,366
Plus:	Interest capitalized during the period	128,071	343,167	428,794	66,147	—

	Fixed charges under U.S. GAAP	185,485	1,227,614	1,145,021	2,496,374	3,775,366

	Mexican GAAP	33.7	5.5	6.6	5.9	6.0

	U.S. GAAP	31.6	4.1	6.3	6.7	6.3

(1)	Constant pesos as of December 31, 2003.